Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 13
DATED DECEMBER 5, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 13 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 27, 2016, as previously supplemented by Supplement No. 1 dated May 4, 2016, Supplement No. 2 dated May 24, 2016, Supplement No. 3 dated June 3, 2016, Supplement No. 4 dated July 6, 2016, Supplement No. 5 dated August 4, 2016, Supplement No. 6 dated August 9, 2016, Supplement No. 7 dated August 19, 2016, Supplement No. 8 dated September 2, 2016, Supplement No. 9 dated October 4, 2016, Supplement No. 10 dated October 27, 2016, Supplement No. 11 dated November 2, 2016 and Supplement No. 12 dated November 10, 2016. Unless otherwise defined in this Supplement No. 13, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

Management

On November 29, 2016, our board appointed Meredith W. Mendes to fill the vacancy created by the passing of Donald E. Tolva on October 9, 2016. The Board also appointed Ms. Mendes as a member of the nominating and corporate governance committee and a member of the audit committee. The Board appointed Adrian Corbiere as chair of the nominating and corporate governance committee.

The table under the section captioned “Management – Our Directors and Executive Officers” on page 115 of the prospectus is hereby deleted and replaced with the following table.

Name	Age*	Position
Daniel L. Goodwin	72	Director and Chairman of the Board
Adrian Corbiere	71	Independent Director
Meredith W. Mendes	57	Independent Director
Michael W. Reid	62	Independent Director
Mitchell A. Sabshon	63	Director, President and Chief Executive Officer
JoAnn M. McGuinness	41	Chief Operating Officer
Catherine L. Lynch	57	Chief Financial Officer
David Z. Lichterman	55	Vice President, Treasurer and Chief Accounting Officer
Cathleen M. Hrtanek	39	Secretary
* As of January 1, 2016

The following disclosure replaces Mr. Tolva’s biography, which begins on page 116 of the prospectus.

Meredith Wise Mendes has been an independent director of the Company since November 2016. Ms. Mendes served as an independent director of IRC Retail Centers Inc. (f/k/a Inland Real Estate Corporation) from August 2014 to March 2016, a member of the audit and nominating and corporate governance committees from August 2014 to March 2016 and a member of the compensation committee from June 2015 to March 2016. Ms. Mendes also served as an independent member of the board of directors and was a member of the financial review (formerly audit) and compensation committee of C-Line Products, Inc. from March 1999 to March 2016 and was an inside board member of several past employers. Since October 2005 she has served as executive director and chief operating officer of Jenner & Block LLP, a law firm with approximately 550 attorneys and offices in Chicago, London, Los Angeles, New York and Washington, D.C., where she has responsibility for firm-wide operations relating to finance, facilities and real estate, technology, human resources and other support functions. Prior to joining Jenner & Block in 2005, Ms. Mendes served as executive vice president and worldwide chief financial officer of Daniel J. Edelman, Inc. (from June 1999 to October 2005); held various chief financial officer positions; served as an investment banker; and started her career in 1983 as a practicing attorney in corporate and public finance. Ms. Mendes has been engaged in financing, construction, leasing and management of commercial real estate for over 25 years.

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She is an Illinois licensed public accountant, earned an MBA with a finance concentration from the University of Chicago Booth (formerly Graduate) School of Business and a JD from Harvard Law School. She is a Magna Cum Laude graduate of Brown University where she was elected to Phi Beta Kappa and received history department honors. She is an Audit Committee Financial Expert, an NACD Board Leadership Fellow and attended the Kellogg School of Management Women’s Director Development Program. Ms. Mendes is a member of the University of Chicago Women’s Board where she serves on the engagement and grants committees, and is a trustee, chair of the compensation committee and a member of the audit committee of The Chicago Academy of Sciences and its Peggy Notebaert Nature Museum.

The following disclosure replaces the first two sentences under the section captioned “Management – Committees of Our Board of Directors – Nominating and Corporate Governance Committee” on page 119 of the prospectus.

Our board has formed a nominating and corporate governance committee consisting of our three independent directors. Mr. Corbiere serves as the chair of this committee.

Plan of Distribution

The following information is inserted at the end of the section captioned “Plan of Distribution,” which begins on page 212 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of November 30, 2016.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
Class A Shares
From our sponsor in connection with our formation (4):	8,000.000	200,000	—	200,000

Class A Shares sold in the offering:	1,022,400.460	25,091,509	1,762,979	23,328,530

Class A Shares issued pursuant to our distribution reinvestment plan:	14,188.612	336,979	—	336,979

Total (Class A Shares):	1,044,589.072	25,628,488	1,762,979	23,865,509

Class T Shares
Class T Shares sold in the offering (5):	258,170.676	6,183,187	294,843	5,888,344

Class T Shares issued pursuant to our distribution reinvestment plan:	1,717.269	39,171	—	39,171

Total (Class T Shares):	259,887.945	6,222,358	294,843	5,927,515
Total (Class A and Class T Shares):	1,304,477.017	31,850,846	2,057,822	29,793,024

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(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding selling commissions and dealer manager fees, will not exceed 2.0% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.
(4)	In connection with our formation, we sold 8,000 shares of our common stock to our sponsor for an aggregate purchase price of $200,000. These 8,000 shares were subsequently converted into Class A Shares.
(5)	The Company pays a distribution and stockholder servicing fee, subject to certain limits, on the Class T Shares sold in the primary offering in an annual amount equal to 1.0% of the purchase price per Class T Share (or, once reported, the amount of our estimated value per share), payable on a monthly basis. The distribution and stockholder servicing fees are ongoing fees that are not paid at the time of purchase, are not intended to be a principal use of offering proceeds and are not included in the above table.

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